EXHIBIT 99.2

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

   Cambridge Antibody Technology


2) Name of shareholder having a major interest

   Fidelity Investments

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Non Beneficial

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited (1,040,576), State Street Nominees Limited (139,600), HSBC (1,110,275), State Street Nominees Ltd. (4,700),Nortrust Nominees Ltd (123,200), Chase Nominees Ltd (151,820), RBS Trust Bank (146,400), HSBC (4,310), Northern Trust (155,100), BT Globenet Nominees Ltd (27,000), Morgan Stanley (49,739), Bankers Trust (13,300), Bank of New York Europe (14,400), Citibank (6,100), HSBC Clinet Holdings Nominee (UK) Limited (33,880), Bank of New York -- London(9,000), JP Morgan (1,510), [unspecified] (9,600),Chase Nomiees Ltd (5,382), Chase Nominees Ltd (189,000), Bankers Trust (183,200), MSS Nominees Ltd (26,500), Bank of New York Europe (37,700), BT Globebet Nominees Ltd (7,000)

5) Number of shares/amount of stock acquired

   NIL


6) Percentage of issued class

   NIL

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7) Number of shares/amount of stock disposed

   385,525

8) Percentage of issued class

   1.084%

9) Class of security

   Ordinary 10p Shares

10) Date of transaction

    Not disclosed

11) Date company informed

    18 December 2001

12) Total holding following this notification

    3,489,292


13) Total percentage holding of issued class following this notification

    9.823%

14) Any additional information

    None

15) Name of contact and telephone number for queries

    Diane Mellett 01763 263233

16) Name and signature of authorised company official responsible for making this notification

Date of notification 19 December, 2001